Mail Stop 4561

March 5, 2010

Thomas J. Tiernan
President and Chief Executive Officer
Synaptics, Inc.
3120 Scott Blvd.
Santa Clara, CA 95054

> **Re: Synaptics, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 24, 2009**
> **File No. 000-49602**

Dear Mr. Tiernan:

We have reviewed your response letter dated January 29, 2010. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated December 29, 2009.

Form 10-K for Fiscal Year Ended June 30, 2009

Part I

Item 1A. Risk Factors

The valuation of our technology conducted in connection with our international operating structure, page 27

1. We note your response to prior comment 1 and we reissue it in part. As requested in the prior comment, please tell us what consideration you have given to discussing the material terms of your agreement with Synaptics LLC in your filing. In addition, expanded disclosure consistent with your response in paragraph (b) to prior comment 1 appears to be warranted. Please advise.

2. We note your statement in response to prior comment 1 that your current business model is the result of a sales and organizational restructuring, which was

implemented to reflect how you grew over time and to reflect the realities of the international scope and breadth of your business. Tell us what consideration you have given to including disclosure in your Business section that describes your international operating structure in more detail, and whether Management's Discussion and Analysis should include additional disclosure addressing the sales and organizational restructuring.

Part III

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed September 10, 2009)

Compensation Discussion and Analysis, page 7

General

3.   We note your responses to prior comments 4 and 12 and have additional concerns. Your expanded disclosure continues to address compensation paid to named executive officers (NEOs) on an aggregated rather than on an individualized basis. Please revise your proposed disclosure to explain on an individualized basis how the compensation committee determined the specified amount of base salary, bonus, etc. to pay each NEO. For instance, you state generally that base salaries for named executive officers were increased for fiscal 2009 between 2.5% and 13.3% on an annualized basis and that the increase tends toward the mid-point of the comparable companies. Your disclosure should address the amount of increase for each NEO, to the extent there are differences, and the reasons for any variations in the amount of increase. In addition, please address the extent to which target or maximum levels of performance goals were set and achieved and how achievement of corporate and individual performance objectives resulted in specific payouts under the plan.

4.   Similarly, we note that actual annual bonuses ranged from 90% to 120% of target bonuses for fiscal 2009, with your Chief Executive Officer receiving 120% of his target bonus. Please include a discussion of how the Committee determined that the amounts paid to each named executive officer under this element of compensation were appropriate. Your discussion should specify the individual goals for each NEO and describe how the Committee's assessment of the individual performance goals affected the actual bonus amount paid. Further, for this and any other element of compensation where benchmarking is used, even in part, please describe how the compensation awarded compared to the benchmark and how discretion was used, if at all.

Base Salary and Annual Bonuses, page 8

5.   We note that your response to prior comment 10 does not address the issues raised and we reissue the comment. You indicate in your proposed disclosure that the company establishes target operating performance levels upon which incentive bonuses are based. However, you have not provided quantitative disclosure of the corporate performance targets. Please tell us whether you have omitted the target information in reliance on Instruction 4 to Item 402(b) of Regulation S-K and, if so, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. To the extent you have relied on Instruction 4 to omit this information, you must provide meaningful disclosure regarding how difficult it was for the executives or how likely it was for the company to achieve the undisclosed target levels. If you did not omit the target information in reliance on Instruction 4, please disclose the corporate performance target levels.

6.   We are unable to concur with your assertion in response to prior comment 11 that the incentive plan awards were discretionary in nature given that they are based on meeting established performance targets. Please revise your summary compensation table to disclose awards made pursuant to the incentive compensation plan in the non-equity incentive plan compensation column (column (g)).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        If you have any questions, please contact Stephani Bouvet at (202) 551-3545, or in her absence, the undersigned at (202) 551-3457. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via facsimile to: (602) 445-8100
        Robert S. Kant